Bright Ventures LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Services	132,506.51
Total Income	**$132,506.51**
Cost of Goods Sold	
Contractors	124,471.75
Job Materials	69,332.27
Total Cost of Goods Sold	**$193,804.02**
GROSS PROFIT	**$ -61,297.51**
Expenses	
Advertising & Marketing	2,193.28
Bank Charges & Fees	192.50
Car & Truck	1,641.38
Fuel	1,073.06
Parking	450.50
Rental Trucks	27.00
Total Car & Truck	**3,191.94**
Continuing Education	95.60
Insurance	62.00
Interest Paid	586.55
Job Supplies	937.81
Labor	2,155.50
Legal & Professional Services	1,735.00
Bookkeeping Services	1,625.00
Total Legal & Professional Services	**3,360.00**
Meals & Entertainment	686.56
Office Expense	1,467.81
Other Business Expenses	62.91
Payroll Service Fees	314.82
QuickBooks Payments Fees	373.65
Rent - Office Space & Storage	3,150.00
Repairs & Maintenance	105.98
Taxes & Licenses	1,118.43
Tools & Small Equipment	20,773.98
Trash Removal	1,117.60
Total Expenses	**$41,946.92**
NET OPERATING INCOME	**$ -103,244.43**
NET INCOME	**$ -103,244.43**

Bright Ventures LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Inspection	400.00
Operating (3106)	8,579.02
Project 1 (7990)	0.00
Project 2 (8006)	110.00
Project 3 (1363)	0.00
Tax (1907)	0.00
Total Bank Accounts	**$9,089.02**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$9,089.02**
TOTAL ASSETS	**$9,089.02**

Bright Ventures LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,400.00
Total Accounts Payable	**$5,400.00**
Credit Cards	
Chase Credit Card - Parent Account	-4,150.00
J. NIERNBERGER (8863)	-34,941.56
N. JACOBS (4802)	50,274.71
Total Chase Credit Card - Parent Account	**11,183.15**
Chase Credit Card 8855	13,582.23
Total Credit Cards	**$24,765.38**
Other Current Liabilities	
District of Columbia Treasurer Payable	0.00
Payroll Liabilities	
DC Income Tax	-220.00
DC Paid Family Leave	-312.19
DC Unemployment Tax	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**-532.19**
Total Other Current Liabilities	**$ -532.19**
Total Current Liabilities	**$29,633.19**
Total Liabilities	**$29,633.19**
Equity	
Officer's Pay & Personal Expenses	-9,450.00
Owner's Investment	105,613.49
Retained Earnings	-13,463.23
Net Income	-103,244.43
Total Equity	**$ -20,544.17**
TOTAL LIABILITIES AND EQUITY	**$9,089.02**

Bright Ventures LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-103,244.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	3,198.32
Accounts Payable (A/P)	1,262.62
Chase Credit Card - Parent Account	-4,150.00
Chase Credit Card - Parent Account:J. NIERNBERGER (8863)	-31,826.97
Chase Credit Card - Parent Account:N. JACOBS (4802)	38,099.16
Chase Credit Card 8855	13,582.23
District of Columbia Treasurer Payable	0.00
Payroll Liabilities:DC Income Tax	-1,015.88
Payroll Liabilities:DC Paid Family Leave	-428.29
Payroll Liabilities:DC Unemployment Tax	-442.02
Payroll Liabilities:Federal Taxes (941/944)	-4,363.31
Payroll Liabilities:Federal Unemployment (940)	-79.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,836.41**
Net cash provided by operating activities	**$ -89,408.02**
FINANCING ACTIVITIES	
Officer's Pay & Personal Expenses	-9,450.00
Owner's Investment	105,613.49
Net cash provided by financing activities	**$96,163.49**
NET CASH INCREASE FOR PERIOD	**$6,755.47**
Cash at beginning of period	2,333.55
CASH AT END OF PERIOD	**$9,089.02**